

January 26, 2011

Mr. Paul S. Walsh
Chief Executive Officer
Diageo plc
Lakeside Drive, Park Royal
London NW10 7HQ, England

> **Re:** **Diageo plc**
> **June 30, 2010 Form 20-F**
> **Filed September 14, 2010**
> **File No. 001-10691**

Dear Mr. Walsh:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services